UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ATLANTIC COAST FINANCIAL CORPORATION

(Name of Issuer)

Common Stock, Par Value $0.01 per share

(Title of Class of Securities)

048426100

(CUSIP Number)

The Albury Investment Partnership

c/o Seumas Dawes

88 Phillip Street

Aurora Place, Suite 4, Level 40

Sydney, Australia NSW 2000

Telephone: +61414565658

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Matthew C. Sperry

DLA Piper LLP (US)

203 North LaSalle Street, Suite 1900

Chicago, Illinois 60601-1293

Telephone: (312) 368-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 048426100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Albury Investment Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 262,000 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 262,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 048426100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. The Albury Investment Trust, Rose Capital Pty Limited as trustee
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 262,000 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 262,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 048426100

1.	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Seumas Dawes
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Australia
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 262,000 shares
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 262,000 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 262,000 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.97%
14.	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (each, a “Share”, and collectively, the “Shares”), of Atlantic Coast Financial Corporation, a Maryland corporation (“AC Financial” or the “Issuer”). The principal executive offices of AC Financial are located at 10151 Deerwood Park Boulevard, Building 200, Suite 100, Jacksonville, Florida 32256.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of (1) The Albury Investment Partnership, an Australian partnership (“Albury Investment”), (2) Rose Capital Pty Limited, an Australian Proprietary Company, in its capacity as trustee of The Albury Investment Trust (“Albury Trust”), and (3) Seumas Dawes, a citizen of Australia (“Dawes”, who together with Albury Investment and Albury Trust shall be collectively referred to as the “Reporting Persons”), pursuant to a joint filing agreement attached hereto as Exhibit 7.01. This statement is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Securities Exchange Act of 1934, as amended.

Since its formation, Albury Trust has owned 99% of Albury Investment. The principal business of Albury Investment is investments. Dawes is the sole owner of Rose Capital Pty Limited, the trustee of Albury Trust. The principal business of Dawes is investments.

The address of the principal executive offices of Albury Investment, Albury Trust and Seumas Dawes is 88 Phillip Street, Aurora Place, Suite 4, Level 40, Sydney, Australia NSW 2000. The name, business address, citizenship and present principal occupation of each executive officer and director of Rose Capital Pty Limited, as trustee of Albury Trust, are set forth in Annex I to this Schedule 13D, which is incorporated herein by reference.

During the five years prior to the date hereof, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any person listed on Annex I to this Schedule 13D, has been (1) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

On March 23, 2013, Albury Investment acquired 95,946 Shares through an open-market transaction effected through its broker. On March 25, 2013, Albury Investment acquired an additional 38,554 Shares through an open-market transaction effected through its broker. The source of funds used by Albury Investment to acquire such Shares was working capital.

Item 4.	Purpose of Transaction

All of the Shares acquired by Albury Investment have been acquired for investment purposes.

Each of the Reporting Persons has reviewed Exhibit 99.1 of the Schedule 13D filed on February 15, 2013 by Messr. Jay S. Sidhu, which is a Director Nomination Notice to the Secretary of the Issuer nominating three persons for election to the Board of Directors of the Issuer (the “Board of Directors”) at the 2013 Annual Meeting of Stockholders of the Issuer. Based on their review of the proposals and arguments made by Messr. Sidhu set forth in his Schedule 13D filed on February 15, 2013 and Amendment No. 1 thereto filed on March 27, 2013, each Reporting Person currently intends to vote their Shares in favor of the nominees set forth in that Director Nomination Notice (John J. Dolan, Kevin G. Champagne and Dave Bhasin) when such matter is brought to a stockholder vote. Furthermore, in the Form 8-K of the Issuer filed on February 26, 2013, the Issuer publicly announced that on February 25, 2013 the Issuer and its savings bank subsidiary, Atlantic Coast Bank (the “Bank”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bond Street Holdings, Inc. (“Bond Street”) and its bank subsidiary, Florida Community Bank, N.A. (“Florida Community Bank”). Pursuant to the Merger Agreement, the Issuer will be merged with and into Bond Street (the “Merger”) and the Bank will then merge with and into Florida Community Bank. Each Reporting Person currently intends to vote their Shares against the Merger when it is brought to a stockholder vote.

The Reporting Persons retain the right to change their investment intent, from time to time to acquire additional Shares or other securities of the Issuer, or to sell or otherwise dispose of (or enter into plans or arrangements to sell or otherwise dispose of), all or part of the Shares or other securities of the Issuer, if any, beneficially owned by them, in any manner permitted by law. The Reporting Persons may engage from time to time in transactions with financial institutions and other parties with respect to the securities described herein as permitted by law. Other than as described above, none of the Reporting Persons currently has any plans or proposals which would be related to or would result in any of the matters described in Items 4(a)-(j) of the Instructions to Schedule 13D. However, as part of the ongoing evaluation of investment and investment alternatives, the Reporting Persons may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, one or more Reporting Persons may hold discussions with or make formal proposals to management or the Board of Directors of the Issuer or other third parties regarding such matters as permitted by law.

Item 5.	Interest in Securities of the Issuer

(a) – (b)	The responses to Nos. 7 — 13 of the several cover pages of this Schedule 13D are incorporated herein by reference. The percentage of Shares outstanding reported as beneficially owned by each person set forth on such cover pages as of the date hereof is based on 2,629,061 Shares outstanding on March 21, 2013 as reported in the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2012.

(c)	The information included in Item 3 hereto is incorporated herein by reference. Information concerning transactions in equity securities of the Issuer effected by the Reporting Persons during the past 60 days is set forth on Schedule 1 hereto.

(d)	The Reporting Persons know of no other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

To the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above, or between such persons and any other person with respect to the securities of AC Financial, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description

7.01.	Joint Filing Agreement, dated as of April 10, 2013, by and among Albury Investment, Albury Trust and Seumas Dawes.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2013

Signature:

THE ALBURY INVESTMENT PARTNERSHIP

By: THE ALBURY INVESTMENT TRUST

By: ROSE CAPITAL PTY LIMITED, AS TRUSTEE

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

THE ALBURY INVESTMENT TRUST

By: ROSE CAPITAL PTY LIMITED, AS TRUSTEE

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

SEUMAS DAWES

By:	/s/ Seumas Dawes
Seumas Dawes, individually

ANNEX I

EXECUTIVE OFFICERS AND MANAGERS OF ROSE CAPITAL PTY LIMITED, TRUSTEE OF

THE ALBURY INVESTMENT TRUST

The name, present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and managers of Rose Capital Pty Limited, trustee of The Albury Investment Trust, is set forth below.

NAME (CITIZENSHIP)	BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Seumas Dawes (Australia)	88 Phillip Street, Aurora Place, Suite 4, Level 40, Sydney, Australia NSW 2000	Investor

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

7.01.	Joint Filing Agreement, dated as of April 10, 2013, by and among Albury Partnership, Albury Trust and Seumas Dawes.

Exhibit 7.01

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Atlantic Coast Financial Corporation, par value $0.01 per share, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 10th day of April 2013.

THE ALBURY INVESTMENT PARTNERSHIP

By: THE ALBURY INVESTMENT TRUST

By: ROSE CAPITAL PTY LIMITED, ITS TRUSTEE

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

THE ALBURY INVESTMENT TRUST BY: ROSE CAPITAL PTY LIMITED, ITS TRUSTEE

By:	/s/ Seumas Dawes
Name:	Seumas Dawes
Title:	Director

SEUMAS DAWES

By:	/s/ Seumas Dawes

SCHEDULE 1

The following table sets forth information with respect to each transaction in Shares by the Reporting Persons during the past 60 days. All transactions were effected on a national securities exchange through a broker and in each case reflect the trade date of such transactions.

Date	Purchaser	Number of Shares Purchased	Price Per Share
March 22, 2013	The Albury Investment Partnership	95,946	$4.44
March 25, 2013	The Albury Investment Partnership	38,554	$4.7918